Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Aurora Cannabis Inc. (“Aurora” or the “Company”)

2207-90B Street SW

Edmonton, Alberta

T6X 1V8

2.	Date of Material Change:

November 2, 2026

3.	News Release:

A press release describing the material change was disseminated by Aurora on November 3, 2026 through Business Wire and can be found on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change:

On November 3, 2026, Aurora and Organigram Global Inc. (“Organigram”) announced that they entered into an arrangement agreement dated November 2, 2026 (the “Arrangement Agreement”) pursuant to which Organigram agreed to acquire all of the issued and outstanding common shares of Aurora (“Aurora Shares”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

The following description is a summary of the Arrangement Agreement and is subject to and qualified in its entirety by the full text of the Arrangement Agreement, which is available on Aurora’s SEDAR+ profile at www.sedarplus.ca.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Summary of Arrangement

On November 3, 2026, Aurora and Organigram announced they entered into the Arrangement Agreement. Under the terms of the Arrangement, holders of Aurora Shares (“Aurora Shareholders”) (other than dissenting Aurora Shareholders) will receive C$7.80 in total consideration per Aurora Share, consisting of, at the election of the Aurora Shareholder: (i) C$7.80 in cash per Aurora Share (“Cash Consideration”); (ii) 5.8626 common shares in the capital of Organigram (each whole share, an “Organigram Share”) per Aurora Share (“Share Consideration”); or (iii) C$3.75 in cash plus 3.0431 Organigram Shares per Aurora Share (“Combined Consideration”, and collectively with the Cash Consideration and the Share Consideration, the “Consideration”). Elections of the Cash Consideration or the Share Consideration will be subject to proration as set out in the Arrangement Agreement so that the aggregate consideration will include no more than 205,826,172 Organigram Shares and no more than C$253,638,772 in cash.

The Arrangement values Aurora at approximately C$561 million on a fully diluted equity value basis. Aurora Shareholders are expected to hold approximately 35% of the economic interest and 42% of the voting interest in Organigram, on a fully diluted basis, following the completion of the Arrangement.

The Arrangement emerged from a robust strategic review process conducted by Aurora, under the oversight of a committee of independent directors (the “Special Committee”), advised by independent legal and financial advisors. The review process involved an extensive market check including outreach to multiple parties. In connection with their review and consideration of the Arrangement, the board of directors of Aurora (the “Aurora Board”) and the Special Committee received opinions from each of Fort Capital Partners and Origin Merchant Partners (together, the “Fairness Opinions”), each to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications to be set forth therein, the Consideration to be received by Aurora Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Aurora Shareholders. The full text of each Fairness Opinion, which will set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, will be included in the Joint Information Circular (as defined below).

Aurora entered into the Arrangement Agreement based on the unanimous approval of the Aurora Board after receiving the unanimous recommendation of the Special Committee. Both the Aurora Board and the Special Committee determined, after receiving financial and legal advice, including the Fairness Opinions, that the Arrangement is in the best interests of Aurora and fair to Aurora Shareholders, and recommend that Aurora Shareholders vote in favour of the Arrangement.

Non-Solicitation Covenants

The Arrangement Agreement includes customary terms and conditions, including non-solicitation covenants on the part of Aurora and Organigram. The Aurora non-solicitation covenant is subject to “fiduciary out” provisions that would enable Aurora to change its recommendation to shareholders or enter into a definitive agreement with respect to an unsolicited proposal that constitutes a Superior Proposal (as defined in the Arrangement Agreement, which may include the existing unsolicited takeover bid by Curaleaf Holdings, Inc. (the “Hostile Bid”) if the Hostile Bid is changed or varied to change the amount or form of consideration offered, provided it otherwise complies with the definition of Superior Proposal in the Arrangement Agreement) in certain circumstances, subject to Organigram having a right to match any Superior Proposal during a period of at least five business days (and a further three business days in respect of each successive amendment to a Superior Proposal) and payment of a termination fee (described further below). Organigram is also subject to a “fiduciary out” provision that would enable Organigram, prior to obtaining the approval of holders of Organigram Shares (“Organigram Shareholders”), to make a change in its recommendation with respect to a Superior Proposal in respect of Organigram.

Termination Rights and Termination Fees

The Arrangement Agreement provides for the payment by Aurora to Organigram of a $25,200,000 termination fee if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event that: (a) prior to obtaining the approval of the Aurora Shareholders, (i) the Aurora Board makes an Aurora Change in Recommendation (as defined in the Arrangement Agreement), or (ii) the Aurora Board accepts, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal (as defined in the Arrangement Agreement) with respect to Aurora, or takes no position or remains neutral with respect to, any publicly announced Acquisition Proposal with respect to Aurora, or (iii) Aurora materially breaches its non-solicitation covenants; (b) the Aurora Board authorizes the entering into of an agreement with respect to a Superior Proposal; or (c) the Arrangement Agreement is terminated following a failure to obtain the approval of the Aurora Shareholders at the Aurora Meeting, or by Organigram as a result of a breach by Aurora of its representations, warranties or covenants, but only if a bona fide Acquisition Proposal has been made or announced prior to the Aurora Meeting (and has not expired or been withdrawn at least five business days prior to the Aurora Meeting) and, within twelve (12) months following such termination, Aurora consummates an Acquisition Proposal or enters into a definitive agreement in respect of an Acquisition Proposal that is subsequently consummated (with “Acquisition Proposal”, for purposes of (c) only, excluding the Hostile Bid unless it is changed or varied to change the amount or form of consideration offered).

The Arrangement Agreement also provides for the payment by Organigram to Aurora of a $38,400,000 reverse termination fee if the Arrangement Agreement (a) is terminated by Aurora following a Purchaser Change in Recommendation (as defined in the Arrangement Agreement) or a material breach of Organigram’s non-solicitation covenants; or (b) is terminated following a failure to obtain the Organigram Shareholder Approval (as defined below) at the Organigram Meeting (as defined below), or by Aurora as a result of a breach by Organigram of its representations, warranties or covenants, but only if a bona fide Acquisition Proposal has been made or announced in respect of Organigram prior to the Organigram Meeting (and has not expired or been withdrawn at least five business days prior to the Organigram Meeting) and, within twelve (12) months following such termination, Organigram consummates an Acquisition Proposal or enters into a definitive agreement in respect of an Acquisition Proposal that is subsequently consummated.

In addition, Organigram will pay Aurora a $5,600,000 expense fee if the Arrangement Agreement is terminated for failure to obtain the Organigram Shareholder Approval, in addition to any reverse termination fee that may be payable.

The Arrangement Agreement may be terminated by mutual written consent of Aurora and Organigram and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement. Subject to certain limitations, each party may also terminate the Arrangement Agreement if the Arrangement is not consummated by May 2, 2027, which date can be extended by either party on no more than two occasions by a period of 90 days, provided that in aggregate such extensions shall not exceed 180 days from May 2, 2027, if certain regulatory approvals have not been obtained. Organigram may also terminate the Arrangement Agreement if the Hostile Bid is consummated or effected.

Treatment of Aurora Incentives

Under the terms of the Arrangement Agreement, all outstanding options to purchase Aurora Shares (“Aurora Options”) that are not exercised prior to the Effective Time (as defined in the Arrangement Agreement), and all outstanding deferred share units (“Aurora DSUs”), restricted share units (“Aurora RSUs”) and performance share units (“Aurora PSUs”) of Aurora, will be treated in accordance with, and exclusively governed by, the plan of arrangement attached to the Arrangement Agreement (the “Plan of Arrangement”).

In connection with the Arrangement, each (i) vested or unvested Aurora RSU, including any fractional restricted share units, granted pursuant to the amended and restated restricted share unit plan of the Company effective as of August 8, 2025, as amended most recently on June 10, 2026, (ii) vested or unvested Aurora DSU, including any fractional deferred share units, granted pursuant to the deferred share unit plan of the Company effective as of October 5, 2018, as amended most recently on August 9, 2024, and (iii) vested Aurora PSU (including those which vest upon a change of control) granted pursuant to the amended and restated performance share unit plan of the Company effective as of August 8, 2025, in each case which has not been exercised, surrendered or redeemed, as applicable, prior to the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and exercisable, and shall be surrendered or redeemed in consideration for cash in accordance with the Plan of Arrangement, subject to applicable withholdings. Any Aurora PSUs that are unvested prior to the Effective Time shall continue to vest in accordance with their terms. For the purposes of the Aurora PSUs with vesting conditions based on the satisfaction of specified performance criteria, the multiplier to be applied will be 100%.

Each Aurora Option outstanding at the Effective Time will be exchanged for an option to purchase Organigram Shares (each, a “Replacement Option”), with the number of Organigram Shares subject to each Replacement Option determined based on an exchange ratio equal to the Cash Consideration divided by the deemed price of an Organigram Share, as set out in the Plan of Arrangement. Each Replacement Option will be subject to the same term to expiry and vesting conditions as applied to the Aurora Option for which it was exchanged.

Conditions to the Completion of the Arrangement

The Arrangement is subject to a number of conditions, including, among others: (a) approval by at least 66⅔% of the votes cast by Aurora Shareholders present in person or represented by proxy at a special meeting of Aurora Shareholders to be called by Aurora (the “Aurora Meeting”) and, if required, a simple majority of the votes cast excluding votes required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); (b) approval of a resolution approving, among other things, the issuance of Organigram Shares in connection with the Arrangement and the BAT Equity Commitment (as defined below), as required by the rules of the Toronto Stock Exchange (the “TSX”), by (i) a simple majority of the votes cast by Organigram Shareholders at a special meeting of Organigram Shareholders (the “Organigram Meeting”), and (ii) a majority of the votes cast by Organigram Shareholders at the Organigram Meeting, excluding votes held by BAT (as defined below) and any other persons whose votes are required to be excluded under MI 61-101 (the “Organigram Shareholder Approval”); (c) approval of the Supreme Court of British Columbia (the “Court”); (d) conditional approval of the TSX for the listing of the Organigram Shares forming the Share Consideration, and notification of Nasdaq of such listing without objection; (e) receipt of the required regulatory approvals, being approval under the Competition Act (Canada) and approval of the German Ministry of Economic Affairs and Energy under applicable German foreign direct investment laws; and (f) other customary closing conditions. It is also a condition in favour of Organigram that holders of not greater than 10% of the outstanding Aurora Shares shall have validly exercised dissent rights with respect to the Arrangement that have not been withdrawn as of the Effective Time.

Court Approval and Aurora Meeting

The Arrangement Agreement provides that the Arrangement will be effected by way of a plan of arrangement under section 288 of the Business Corporations Act (British Columbia). In accordance with the Arrangement Agreement, Aurora has agreed to make an application for an interim order of the Court (the “Interim Order”), as soon as reasonably practicable, but in no event later than November 27, 2026. The Interim Order is expected to contain, among other things, declarations and directions with respect to the Arrangement and the calling and conduct of the Aurora Meeting.

The Arrangement Agreement contemplates that Aurora and Organigram will each use commercially reasonable efforts to hold their respective shareholder meetings on or before December 23, 2026, and in any event on or before December 31, 2026. Closing of the Arrangement may not occur earlier than January 6, 2027 and is expected to occur in January 2027.

Organigram Financing

Organigram’s obligation to consummate the transactions contemplated by the Arrangement Agreement is not subject to any financing contingency or condition.

Organigram intends to fund the Cash Consideration through cash on hand and the proceeds of (i) debt financing pursuant to a commitment letter from ATB Financial (“ATB”) providing for a fully underwritten commitment of up to C$210 million, replacing Organigram’s existing senior secured credit facilities (the “Debt Financing”), and (ii) a subscription by BT DE Investments Inc., a wholly-owned indirect subsidiary of British American Tobacco (“BAT”), on a private placement basis concurrently with the closing of the Arrangement, for Organigram Shares and/or non-voting Class A preferred shares of Organigram (the “Organigram Preferred Shares”) at a price of C$1.33 per share for aggregate gross proceeds of not less than C$187.5 million (the “BAT Equity Commitment” and, together with the Debt Financing, the “Financing”). To the extent that BAT’s ownership would otherwise exceed 30.0% of the issued and outstanding Organigram Shares, BAT will be issued Organigram Preferred Shares in lieu of Organigram Shares.

Support Agreements

Concurrently with the execution of the Arrangement Agreement, each of the directors and executive officers of Aurora, who collectively hold approximately 0.6% of the issued and outstanding Aurora Shares, entered into voting and support agreements with Organigram pursuant to which they have agreed, among other things, to vote all of their Aurora Shares in favour of the Arrangement, on the terms and subject to the conditions set forth therein. In addition, BAT, which is entitled to cast approximately 30% of the votes attached to the Organigram Shares, and each of the directors and executive officers of Organigram, have entered into voting and support agreements with Aurora (together with the agreements entered into by the directors and executive officers of Aurora, the “Voting Support Agreements”) pursuant to which they have agreed, among other things, to vote all of their Organigram Shares in favour of the Arrangement. The Voting Support Agreement entered into by BAT is irrevocable, requires BAT to vote against any competing acquisition proposal and will not be terminable until six (6) months following termination of the Arrangement Agreement in certain circumstances. The Voting Support Agreements entered into by the directors and executive officers of each of Aurora and Organigram will terminate automatically upon, among other things, termination of the Arrangement Agreement.

Additional Information

Further information regarding the Arrangement will be contained in a joint information circular that Aurora and Organigram will prepare, file and mail in due course to their respective shareholders in connection with the Aurora Meeting and the Organigram Meeting (the “Joint Information Circular”). Complete details of the terms of the Arrangement are set out in the Arrangement Agreement, which has been filed and is available for viewing on SEDAR+ under Aurora’s profile at www.sedarplus.ca.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Further information regarding the matters described in this report may be obtained from Nathalie Clark, Executive Vice President, General Counsel & Corporate Secretary, who is knowledgeable about the details of the Arrangement and may be contacted at nathalie.clark@auroramj.com.

9.	Date of Report:

November 3, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “may”, “will”, “maintain”, “obtain”, “after”, “promptly” and similar expressions suggesting future events or future performance are intended to identify forward-looking statements. More particularly and without limitation, this material change report contains forward-looking statements and information relating to: the contents and the anticipated timing of the Interim Order; the expected completion of the Arrangement and the terms thereof; the anticipated value of the Arrangement; the anticipated economic and voting interests of Aurora Shareholders in Organigram following completion of the Arrangement; the proration of the Consideration; the treatment of the Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs under the Arrangement and following completion of the Arrangement, including the issuance of Replacement Options; the anticipated regulatory, court, Aurora Shareholder and Organigram Shareholder approvals in respect of the Arrangement and the expected timing of obtaining such approvals; the listing of the Organigram Shares forming the Share Consideration on the TSX and Nasdaq; the expected timing for mailing the Joint Information Circular; the expected timing for holding the Aurora Meeting and Organigram Meeting; the expected timing of closing the Arrangement; the ability of Aurora and Organigram to satisfy conditions to closing the Arrangement; the performance of the Voting Support Agreements; the circumstances in which termination fees or expense fees may be payable; and the completion of the Financing and the terms thereof.

These forward-looking statements and information are based on certain key expectations and assumptions made by Aurora. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature. Assumptions have been made with respect to the satisfaction of all conditions precedent under the Arrangement Agreement. Although Aurora believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Aurora cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of assumptions, risks and uncertainties including, without limitation: completion of the Arrangement on the anticipated terms and timing, or at all, including obtaining the requisite regulatory, court, Aurora Shareholder and Organigram Shareholder approvals and the satisfaction of the conditions to closing the Arrangement; the performance of the Voting Support Agreements; completion of the Financing on the anticipated terms and timing, or at all, including satisfaction of the conditions of the Debt Financing and the BAT Equity Commitment; the termination of the Arrangement Agreement and the payment of any termination fee or expense fee; the anticipated tax treatment in respect of the Arrangement; the outcome of the Hostile Bid or the impact of additional offers that may arise after the date hereof in respect of the Aurora Shares; the effect or outcome of litigation; the existence of any laws or material changes thereto that may adversely affect Organigram or Aurora or impact the completion of the Arrangement; potential adverse changes to business prospects and opportunities resulting from the announcement or completion of the Arrangement; and general business, market and economic conditions.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional risk factors that could affect Aurora’s operations or financial results are included in Aurora’s annual information form for the year ended March 31, 2026, which may be accessed through the SEDAR+ website (www.sedarplus.ca). The forward-looking statements and information contained in this material change report are made as of the date hereof and Aurora does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.